September 17, 2025

Sunny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Spend Life Wisely Funds Investment Trust (the "Trust" or the "Registrant") File Nos. 811- 22576 and 333-175328

Dear Mr. Oh:

This letter responds to telephonic comments you provided to Mr. Parker Bridgeport on September 8, 2025 and September 16, 2025, relating to the Trust's amended registration statement filed under the Investment Company Act of 1940, as amended ("1940 Act"), and the Securities Act of 1933, as amended ("1933 Act"), on behalf of the Wisdom Short Duration Income Fund (to be known as Wisdom Short Duration Income ETF) (the "Fund").  Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequent to this letter.

Set forth below are your comments followed by responses to those comments, which the Fund has authorized us to make on its behalf.  All capitalized terms not defined herein have the meaning given to them in the registration statement.  The Registrant undertakes to submit a marked Rule 485(b) prior to the effective date of the filing, provide the staff a marked version of relevant portions of the filing, and carry over summary prospectus revisions to the statutory portion of the prospectus.  A marked version of relevant portions of the registration statement is attached to aid in the review of the Registrant's responses.

General

Comment 1..  Please ensure that the EDGAR system reflects the new name of the Fund and updates series and class IDs accordingly to also reflect that there are no share classes, just shares of the Fund.

Response.  The Registrant confirms that it will update EDGAR accordingly on or prior to the effective date of the amended registration statement.

Prospectus

Comment 2..  On the cover page, include the prior name of the Trust and the prior name of the Fund.

Response.  The Registrant has revised disclosures as requested.

Comment 3..  On the cover page, include the exchange ticker symbol and complete any items left blank.

Response.  The Registrant has revised disclosures as requested.

Comment 4..  With respect to the fee table, please confirm that fees exclude create and redeem fees.

Response.  The Registrant so confirms.

Comment 5..  In the footnotes to the fee table please include a description of the management fee as a unitary fee.

Response.  The Registrant has made the requested revision.

Comment 6.  In the portfolio turnover disclosure, please include a description of the period covered by the Fund's partial first fiscal year such that it is consistent with a similar disclosure in the SAI.

Response.  The Registrant has made the requested revision.

Comment 7.  Please include a stand-alone principal investment risk disclosure describing the risk of CLOs.

Response.  The Registrant has made the requested addition.

Comment 8.  Because the Fund includes among its principal risks, Geographic Concentration, Sector, and Financial Sector Risk, please include corresponding principal investment strategy disclosures to the extent the Fund is currently exposed to these as a principal risk.

Response.  Upon review, the Registrant has expanded its disclosures related to financial sector investments, but does not believe it can meaningfully amend geographic and general sector disclosures without risking misleading prospective investors.

Comment 9.  (a) Under ETF Structure Risk, please include disclosure to the effect that where all or a portion of the Fund's portfolio securities trade in a foreign market that is closed when the market for the Fund is open, there may be changes from the last quote in the foreign market and the Fund's trading market.  This may lead to divergence between the Fund's market price and the underlying value of its securities portfolio.  (b) Under ETF Structure Risk – Trading Issues, please name the exchange (or provide a short cite) and include disclosure to the effect that this may lead to divergence between the Fund's market price and the underlying value of its securities portfolio.  (c) Under ETF Structure Risk – Market Price Variance Risk, please provide an expanded explanation of bid-ask spread consistent with the related disclosures on page 27 of the prospectus and Item 6(c)(3) of Form N-1A.

Response.  The Registrant has amended disclosures as requested in (a), (b), and (c) above.

Comment 10.  In the sections entitled portfolio manager, please indicate that prior to its conversion to an ETF the Fund was a traditional mutual fund.

Response.  The Registrant has made the requested revision.

Comment 11.  Under the section entitled Buying and Selling Exchange-Traded Shares – Investors, please amend disclosures as may be needed to assure compliance with Items 6(c)(3) and (4) of Form N-1A.

Response. Upon review, the Registrant believes these disclosures are presently included.

Comment 12.  Please ensure consistency between the prospectus and SAI with respect to notice period for changes to the Fund's investment objective.

Response.  The Registrant has removed the SAI's 60 day aspect of the notice disclosure.

Comment 13.  Under principal investment strategies, if applicable, include disclosure consistent with Instructions 6 (temporary defensive position) and 7 (active and frequent trading) under Item 9(b)(1); and review the SAI for similar disclosures to assure consistency with Item 16(d) of Form N-1A.

Response.  Upon review, the Registrant notes that it believes that active and frequent trading and accompanying risks are presently disclosed.  The Fund does not take temporary defensive positions and therefore has not included related disclosures in the SAI.

Comment 14.  Please reorder the principal investment risks in the statutory portion of the prospectus to match the summary prospectus rather than ordering alphabetically.

Response.  The Registrant has made the requested reordering.

Comment 15.  Please review the Limited History of Operations Risk in the summary and statutory portions of the prospectus to assure consistency of meaning.

Response.  The Registrant has aligned disclosures as requested.

Comment 16.  Please include cybersecurity risk in the heading beginning with "ADDITIONAL INFORMATION ABOUT…"

Response.  The Registrant has made the requested addition.

Comment 17.  Under the description of the portfolio manager, please include a reference to the SAI for information about the portfolio manager's compensation, other accounts managed, and ownership of shares of the Fund.

Response.  The Registrant has made the requested addition.

Comment 18.  Please consider expanding the heading "Transfer Agent" to include "and Custodian."

Response.  The Registrant has made the requested addition.

Comment 19.  On page 43, please customize disclosures to note that as an ETF, the Fund does not receive a report identifying shareholders as all shares are held of record by DTC, but that a shareholder's broker or financial representative will provide account statements, information on distributions, annual and semi-annual tailored shareholder reports.

Response.  The Registrant has made the requested addition.

Comment 20.  On the back cover, please review disclosures to ensure that it includes statements that the SAI includes additional information about the Fund, additional information about the Fund's investments is available in the Fund's annual and semi-annual reports to shareholders and in Form N-CSR, in the Fund's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year. In Form N-CSR, you will find the Fund's annual and semi-annual financial statements.  Explain that the SAI, the Fund's annual and semi-annual reports to shareholders, and other information such as Fund financial statements are available, without charge, upon request, and explain how shareholders in the Fund may make inquiries to the Fund. Provide a toll-free telephone number for investors to call: to request the SAI; to request the Fund's annual or semi-annual report; to request the Fund's financial statements; to request other information about the Fund; and to make shareholder inquiries. Also, state that the Fund makes available its SAI, annual and semi-annual reports, and other information such as Fund financial statements, free of charge, on or through the Fund's website.

Response.  The Registrant has made the requested revisions.

SAI

Comment 21.  On the first page, include the exchange ticker and exchange name.

Response.  The Registrant has made the requested addition.

Comment 22.  In an appropriate location, please note the Fund operated as a traditional mutual fund prior to operating as an ETF.

Response.  The Registrant has made the requested addition.

Comment 23.  In an appropriate location, please note the Fund offers only one class of shares.

Response.  The Registrant has made the requested addition.

Comment 24.  On page 16, in the first paragraph under the heading for Mortgage-Backed Securities, please include US Government Agency and Non-Agency in the first part of the first sentence.

Response.  The Registrant has made the requested addition.

Comment 25.  On page 32, please remove the reference to the Government Fund.

Response.  The Registrant has made the requested deletion.

Comment 26.  With respect to the Registrant's attempt to exclude ABS from industry classification, the SEC staff believes this conflicts with Section 8(b)(1)(E) of the 1940 Act as well as Section 13(a)(3).

Response.  The Registrant has deleted the ABS non-industry description.

Comment 27.  (a) Above Control Persons and Principal Holders, please delete the sub-heading Management Ownership. (b) Please use a more recent date for control persons and principal holders.

Response.  (a) The Registrant has made the requested deletion and (b) has used a more recent date for control persons and principal holders.

Comment 28.  Please include the information required regarding Brokerage Allocation and Other Practices as per Item 21(a).

Response.  The Registrant has included additional descriptions about the nature of principal transactions and included brokerage commission information for the partial fiscal year ended July 31, 2025.

Part C

Comment 29.  Please ensure all exhibits that are described as to be provided by subsequent amendment are provided.

Response.  The Registrant undertakes to include all such exhibits.

Comment 30.  Please provide a new legal opinion and consent rather than incorporate by reference.

Response.  The Registrant undertakes to include a new legal opinion and consent.

Comment 31.  Please ensure the auditor consent is included.

Response.  The Registrant undertakes to include an auditor consent.

Comment 32.  Please ensure the amended Rule 18f-3 plan is included.

Response.  The Registrant undertakes to include an amended Rule 18f-3 plan.

Comment 33.  Please include new powers of attorney that include the Trust's new name as well as 33 Act and 1940 Act numbers of the Registrant.

Response.  Upon review, the Registrant notes the current powers of attorney remain valid.

* * * * *

If you have any questions or additional comments, please call the undersigned at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Sincerely,

Parker Bridgeport

Senior Counsel, Thompson Hine LLP

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